EXHIBIT 99.1

China Liberal Education Holdings Limited Launches All-in-one Machine AI-Space

BEIJING, CHINA, December 7, 2020 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”, or the “Company”, or “we”), an educational services provider in China, today announced that the Company has officially launched AI-Space (“AI-Space”), an all-in-one machine designed to provide highly integrated visualization solutions for various scenarios with strict reliability requirements. These various scenarios may include, command center, lecture hall, conference room, multi-functional exhibition hall, smart classroom, vehicle emergency, portable command, telemedicine, science and technology court, and smart home.

The Company began to develop AI-Space in September 2019, following a thorough market research and demand analysis. We have successfully completed two prototypes in September 2020, and have started production for a much higher volume of AI-Space in November 2020. Currently, we keep our assembly in-house.

AI-Space adopts the design concept of all-in-one, and integrates audio processor, seamless mixed video matrix unit, programmable central control unit, gigabit switch unit, cross-platform runtime, recording and broadcasting codec, video conference terminal and multi-party interactive MCU. It adopts a hot-swappable design, which is easy to operate, has powerful application functions and can be applied to a wide range of applicable scenarios, offering users integrated solutions.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, commented, “We are excited to launch our all-in-one machine, AI-Space, following our one-year independent research and development. As an educational services provider in China with wide institution connections, we have a keen and accurate understanding of the market and customer demand. Driven by the market demand, we independently developed AI-Space to explore our market opportunities and diversify our business. Our target clients include schools, government departments, enterprises, high-end clubs and villas. We have already sold eight AI-Space machines to different institutions as of today. Looking forward, we plan to mass produce AI-Space machines and expand our market coverage to create long-term value for our shareholders.”

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under Sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, visit the company’s website at ir.chinaliberal.com.

Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact

China Liberal Education Holdings Limited

Email:ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email:tina.xiao@ascent-ir.com

Tel: +1 917 609 0333